                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)


                                    IMP, INC.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                           ---------------------------
                         (Title of Class of Securities)


                                    449693209
                           ---------------------------
                                 (CUSIP Number)


                              Subba Rao Pinamaneni
                        Teamasia Semiconductors PTE Ltd.
                            PSA Building Post Office
                                  P.O. Box 512
                                Singapore 911148
                                  65-273-7643
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 8, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                           SCHEDULE 13D

----------------------------------------                   --------------------------------------------
         CUSIP NO. 449693209                                               PAGE 2 OF 8
----------------------------------------                   --------------------------------------------


-------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         TEAMASIA SEMICONDUCTORS PTE LTD.
-------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]
                                                                                         (b) [X]
-------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         SINGAPORE
-------------------------------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                    671,173
OWNED BY EACH         ---------------------------------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                0
                      ---------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                671,173
                      ---------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         671,173
-------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                      [ ]
-------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6%
-------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------------------------------

        Teamasia Semiconductors PTE Ltd., a Singapore corporation (together with its affiliates, "Teamasia"), hereby amends and restates, as set forth below, Items 2, 3, 4, 5(c) and 6 of its Statement on Schedule 13D, dated October 8, 1999, filed with the Securities and Exchange Commission on February 14, 2000 (the "Statement") relating to the common stock, par value $.01 per share, of IMP, Inc.

ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 is amended and restated as follows:

        (a) This statement is being filed by Teamasia. Subba Rao Pinamaneni is the sole Managing Director of Teamasia. K.Y. Mok is a Director of Teamasia.

        (b) The address of the principal business and principal office of Teamasia is PSA Building Post Office, P.O. Box 512, Singapore 911148. The business address of Subba Rao Pinamaneni and K.Y. Mok is PSA Building Post Office, P.O. Box 512, Singapore 911148.

        (c) The principal business of Teamasia is the manufacture of semiconductors. The present principal occupation or employment of each of Subba Rao Pinamaneni and K.Y. Mok is as a Managing Director of Teamasia.

        (d) During the last five years, neither Teamasia nor, to Teamasia's knowledge, Subba Rao Pinamaneni or K.Y. Mok has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, neither Teamasia nor, to Teamasia's knowledge, Subba Rao Pinamaneni or K.Y. Mok has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) To Teamasia's knowledge, Subba Rao Pinamaneni is a citizen of the United States and K.Y. Mok is a citizen of Singapore.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is amended and restated as follows:

        The consideration for the 671,173 shares of Common Stock acquired by Teamasia was cash in the amount of $2,050,000. The consideration for the additional shares of Common Stock to be acquired by Teamasia is cash in the amount of $3,930,000.

        The source of funds for the 671,173 shares of Common Stock acquired by Teamasia was $1,500,000 of equity contributions by shareholders of Teamasia and a $550,000 unsecured loan from Magnus Investments, Singapore. The loan is convertible into an equity interest in Teamasia. Teamasia, Subba Rao Pinamaneni and K.Y. Mok have entered into a letter of intent with The HSBC Private Equity India Fund Limited and The HSBC Private Equity Fund 2 Limited, members of the HSBC Holdings plc group (together, "HSBC"), pursuant to which, among other things, HSBC will make an equity investment in Teamasia (the "HSBC Investment"). In addition to funds provided by capital contributions by its

                                  (Page 3 of 8)
existing shareholders, Teamasia may use a portion of the proceeds from any HSBC Investment to fund the purchase of the additional shares of Common Stock to be acquired by Teamasia.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is amended and restated as follows:

        Teamasia acquired 671,173 shares and is party to a contract with the Company as described below to acquire an additional 4,793,235 shares of Common Stock. On October 8, 1999, the Company and Teamasia Semiconductors (India) Ltd., a limited Indian corporation ("Teamasia India"), an affiliate of Teamasia, entered in to Stock Purchase Agreement (the "October Stock Purchase Agreement") pursuant to which Teamasia India agreed to acquire from the Company, and the Company agreed to sell and issue to Teamasia India, an aggregate of 671,173 shares of Common stock for an aggregate price equal to $2,050,000 pursuant to the following schedule:


        Date of Purchase     Number of Shares      Purchase Price
        ----------------     ----------------      --------------
        October 8, 1999      83,897                $250,000
        October 18, 1999     83,897                $250,000
        November 1, 1999     167,793               $500,000
        November 19, 1999    167,793               $500,000
        December 8, 1999     167,793               $550,000

Teamasia India subsequently assigned all of its rights under the October Stock Purchase Agreement to Teamasia. Pursuant to the October Stock Purchase Agreement, Teamasia received customary registration rights and rights of first offer and Mr. Subba Rao Pinamaneni, Managing Director and a stockholder of Teamasia, was elected to the Company's Board of Directors. In addition, Teamasia agreed to purchase from the Company on specified terms a number of wafers representing not less than 25% of the Company's installed capacity for the last two quarters of fiscal 2000 and the first two quarters of fiscal 2001. Due to delays in these products reaching full production at the Company, the Company and Teamasia have arrived at adjusted schedules which Teamasia understands are presently satisfactory to each party.

        Pursuant to the October Stock Purchase Agreement, the Company and Teamasia also agreed that it was their intent that Teamasia acquire not less than 51% of the fully diluted Common Stock at a price equal to a total of $5,980,000 (including the $2,050,000 purchase price for the 671,173 shares of Common Stock acquired from October 8, 1999 to December 10, 1999) no later than February 28, 2000. This share ownership will permit Teamasia to significantly influence or control most corporate decisions involving the Company. The parties agreed, promptly upon the execution of the October Stock Purchase Agreement, to proceed to negotiate, in good faith, the terms and conditions of a share purchase agreement for additional shares of Common Stock, which agreement would result in Teamasia owning not less than 51% of the fully diluted Common Stock. The Company agreed to use its reasonable efforts to obtain approval from its stockholders and to obtain all applicable governmental approvals in order to consummate Teamasia's purchase of such additional shares of Common Stock as expeditiously as possible.

        On December 15, 1999, the Company and Teamasia entered into a Phase 2 Stock Purchase Agreement (the "December Stock Purchase Agreement") pursuant to which Teamasia Semiconductors PTE Ltd. agreed to acquire from the Company, and the Company agreed to sell and issue to Teamasia Semiconductors PTE Ltd., an aggregate of 4,793,235 shares of Common Stock for an aggregate price equal to $3,930,000. Because the issuance of these additional shares is subject to a number of conditions, Teamasia does not believe that it presently possesses beneficial ownership thereof. However, Teamasia presently intends to waive satisfaction of any conditions to completion by it of the December Stock Purchase Agreement if not satisfied by June 14, 2000. Teamasia believes that all conditions to the Company's obligation to complete the December Stock Purchase Agreement have been satisfied. The only conditions to the obligations of the Company contained in the December Stock Purchase Agreement relate to (i) representations and warranties of Teamasia; (ii) covenants of Teamasia; (iii) compliance certificates; (iv) creditor consents; and (v) bridge financing.

        Pursuant to the December Stock Purchase Agreement, Teamasia received customary registration rights and rights of first offer and, upon closing of the purchase and sale of additional shares of Common Stock contemplated by the December Stock Purchase Agreement, the Company is obligated to add one additional person designated by Teamasia to the Company's Board of Directors.

                                  (Page 4 of 8)

        Pursuant to the December Stock Purchase Agreement, the Company and Teamasia also agreed that, unless approved unanimously by the Company's Board of Directors, any purchase of additional shares of Common Stock by Teamasia or its affiliates that would result in Teamasia and its affiliates owning more than 51% of the fully diluted Common Stock will require the approval of the stockholders of the Company and will be deemed to be approved if (i) at least 51% of the Company's stockholders vote in favor of such acquisition and (ii) no more than 20% of the Company's stockholders affirmatively vote against such acquisition.

        Teamasia has advised the Company that completing the second phase of Teamasia's equity investment in the Company, as contemplated by the December Stock Purchase Agreement, is a material element of Teamasia's decision to place additional production orders with the Company beyond those already placed. The December Stock Purchase Agreement has no termination date.

        Teamasia intends to review its investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Teamasia, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Company. Teamasia also intends to explore opportunities for the Company and Teamasia to work together on transactions involving assets and/or business operations that Teamasia owns presently or may develop in the future, including, without limitation, opportunities to share and mutually benefit from production, design, quality control and other assets and/or business operations applicable to the semiconductor industry. Teamasia may investigate such transactions and opportunities, if any, from time to time and, as it deems appropriate in its discretion, propose such transactions and/or opportunities to the Company. The share ownership to be obtained by Teamasia upon completion by it of the transactions described above will permit Teamasia to significantly influence or control most corporate decisions involving the Company.

        Teamasia is also pursuing other possible investments in the semiconductor industry in the United States and elsewhere. If Teamasia completes the acquisition of control of the Company and makes any such additional investments, it would similarly explore opportunities for the companies or assets which are the subject of any such additional investments, the Company and Teamasia to work together on transactions involving assets and/or business operations that Teamasia owns presently or may develop in the future, including, without limitation, opportunities to share and mutually benefit from production, design, quality control and other assets and/or business operations applicable to the semiconductor industry. Teamasia may investigate such transactions and opportunities, if any, from time to time and, as it deems appropriate in its discretion, propose such transactions and/or opportunities to the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(c) is amended and restated as follows:

        (c) There have not been any transactions in the Common Stock effected by or for the account of Teamasia during the past 60 days prior to the date of this Amendment No. 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

        Item 6 is amended and restated as follows:

        The following descriptions are qualified in their entirety by reference to the agreements attached as exhibits to the Statement and incorporated herein by reference.

OCTOBER STOCK PURCHASE AGREEMENT


                                  (Page 5 of 8)

        Pursuant to the October Stock Purchase Agreement, the Company issued and sold to Teamasia, and Teamasia purchased from the Company, an aggregate of 671,173 shares of Common Stock for an aggregate purchase price equal to $2,050,000, or $3.05 per share, representing 16.6% of the fully diluted Common Stock. The purchase of shares of Common Stock by Teamasia under the October Stock Purchase Agreement closed in stages during the months of October, November and December 1999, with the final closing having occurred on December 8, 1999. The Company agreed to use the proceeds from the sale of Common Stock to Teamasia to make compensation payments to the Company's employees, to pay specified lease obligations and to pay other operating expenses approved by Teamasia.

        As provided by the October Stock Purchase Agreement, the Company added one member designated by Teamasia to the Board of Directors of the Company. Teamasia designated Subba Rao Pinamaneni to serve on the Board of Directors, and on November 4, 1999 he was elected by the Board of Directors to fill an existing vacancy. In addition, under the October Stock Purchase Agreement, Teamasia committed to purchase wafers from the Company commencing in the third quarter of fiscal 2000 and continuing through the second quarter of fiscal 2001. Teamasia agreed to purchase a minimum of 750 wafers per week during the third fiscal quarter of 2000 and a minimum of 1,500 wafers a week during the fourth fiscal quarter of 2000 and the first and second fiscal quarters of 2001. Due to delays in these products reaching full production at the Company, the Company and Teamasia have arrived at adjusted schedules which Teamasia understands are presently satisfactory to each party.

        Under the terms of the October Stock Purchase Agreement, Teamasia has certain rights to require that the Company register its shares of Common Stock under the Securities Act of 1933 (the "Securities Act"). Teamasia also has certain rights of first refusal, based on Teamasia's percentage ownership of the Company's fully diluted common equity and subject to certain exceptions, should the Company sell any shares of Common Stock or other equity securities or any securities which are convertible into or exercisable for Common Stock or other equity securities.

        As provided in the October Stock Purchase Agreement, the Company and Teamasia agreed to negotiate the terms of an additional investment in the Company by Teamasia that would result in Teamasia owning a majority of the fully diluted Common Stock.

DECEMBER STOCK PURCHASE AGREEMENT

        Under the terms of the December Stock Purchase Agreement, the Company has agreed to issue and sell to Teamasia, and Teamasia has agreed to purchase from the Company, an aggregate of 4,793,235 shares of Common Stock of the Company for the aggregate purchase price of $3,930,000, or $0.82 per share ("Purchase Price"). Giving effect to this sale and purchase, Teamasia will own an aggregate of 5,464,408 shares of Common Stock, representing 61.9% of the outstanding Common Stock and 51% of the fully diluted Common Stock of the Company after taking into account the Company's stock option plans and employee stock purchase plan and any outstanding warrants. The purchase will occur at a closing not later than 14 business days after the last closing condition has been satisfied or waived (the "Closing"). However, Teamasia presently intends to waive satisfaction of any conditions to completion by it of the December Stock Purchase Agreement if not satisfied by June 14, 2000. Teamasia believes that all conditions to the Company's obligation to complete the December Stock Purchase Agreement have been satisfied.

        The December Stock Purchase Agreement also provides that, in the event that Bernard Vonderschmidt ceases to serve as a member of the Board of Directors, Zvi Grinfas may, in his sole discretion and provided he is then still serving as a member of the Board of Directors, designate a person to replace Mr. Vonderschmidt. The December Stock Purchase Agreement also provides that a new chief executive officer hired by the Company will also be designated to serve as a member of the Board of Directors. Teamasia understands that, in January 2000, Mr. Brad Whitney was hired as the Company's Chief Executive Officer and appointed to the Company's Board of Directors. The December Stock

                                  (Page 6 of 8)

Purchase Agreement also provides that, promptly after the Closing, the Company's Board of Directors take the necessary steps to add one additional person designated by Teamasia as a member of the Company's Board of Directors.

        The December Stock Purchase Agreement further provides that if Teamasia (considered together with its affiliates) seeks to purchase or otherwise acquire (directly or indirectly) additional Common Stock of the Company, and after such purchase or other acquisition Teamasia (considered together with its affiliates) would own more than 51% of the fully diluted Common Stock of the Company, such acquisition is required to be approved by (i) the Board of Directors unanimously or (ii) holders of at least 51% of the Common Stock of the Company but will be so approved only if holders of no more than 20% of the Common Stock affirmatively vote against such acquisition. The foregoing provision will terminate at such time as Teamasia (considered together with its affiliates) owns 75% or more of the outstanding Common Stock. The Company has agreed to use its reasonable best efforts to incorporate the foregoing provision into the Company's Certificate of Incorporation. The incorporation of the foregoing provision into the Company's certificate of incorporation is a condition to Teamasia's obligations under the December Stock Purchase Agreement and may be waived by Teamasia.

        The December Stock Purchase Agreement further provides that the Company's Board of Directors will adopt a new option plan covering 1,000,000 shares of Common Stock (or allocation of an additional 1,000,000 Common Stock to an existing option plan). Teamasia understands that, on January 7, 2000, the Board of Directors approved the allocation of an additional 1,000,000 Common Shares to the IMP, Inc., Stock Option Plan. Such approval is subject to approval by the Company's stockholders.

        As a condition to the Closing of the December Stock Purchase Agreement, the Company is required to obtain the consents of certain creditors. According to the proxy statement which the Company filed with the Securities and Exchange Commission on May 17, 2000, all such consents have been received.

        Teamasia is required under certain circumstances to use reasonable efforts to provide the Company with additional financing up to the amount of the Purchase Price upon commercially reasonable terms, which amount shall be re-paid at the Closing. In response to a request from the Company, in April 2000 Teamasia delivered documentation for a proposed bridge loan to the Company. To Teamasia's knowledge, the Company has not further pursued such a financing.

        Under the terms of the December Stock Purchase Agreement, Teamasia will have certain rights to require that the Company register under the Securities Act all shares of Common Stock acquired by Teamasia under the December Stock Purchase Agreement and the October Stock Purchase Agreement. Upon the Closing, the percentage applicable to Teamasia's rights of first refusal described above with respect to any sale by the Company of shares of Common Stock or other equity securities or any securities which are convertible into or exercisable for Common Stock or other equity securities would increase by reason of Teamasia's acquisition of additional shares of Common Stock.

        Teamasia has retained MacKenzie Partners, Inc. to assist it in the solicitation of proxies for a customary fee plus reasonable out of pocket expenses.

                                  (Page 7 of 8)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Dated:  May 30, 2000        TEAMASIA SEMICONDUCTORS PTE LTD.


                                    By: /s/ Subba Rao Pinamaneni
                                       ----------------------------------------
                                    Name: Subba Rao Pinamaneni
                                    Title: Managing Director






                                  (Page 8 of 8)